Exhibit 99.1

Arqit Quantum Inc. Announces Financial and Operational Results for the Fiscal Year 2022

$20 million of revenue and other operating income for the fiscal year

Technology innovation expected to have positive impact on future results

Recent major channel partner announcements clarify path to success

London, UK – 14 December 2022 – Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) (“Arqit”), a global leader in quantum encryption technology, today announced its operational and financial results for the full fiscal year 30 September 2022.

Recent Operational Highlights

•	Announced separately today that, as a result of further innovation in our technology, we no longer need to build or operate quantum satellites. Through technical innovation we have emulated the relevant quantum processes of creating and distributing random numbers in software form so that the QuantumCloud™ tech stack no longer requires satellite infrastructure.

-	The security proof of QuantumCloudTM was independently assured this year by the GCHQ Accredited Centre of Excellence in Cyber Security at the University of Surrey and PA Consulting. This demonstrated that Arqit’s software uniquely produces encryption keys at mass market scale which are provably secure and zero trust.

-	The security proof was a major determinant in the conclusion that the tech stack no longer requires satellite hardware. We expect that these changes to our technology strategy will result in a positive effect on our future results, with a portion of capitalised satellite costs recouped through the planned partial or total sale of the satellite system currently under construction, additional revenues through the licensing of our quantum satellite IP, and the elimination of future capital and operating expenditures associated with use of satellites as part of our core product offering.

•	Announced a series of major channel partner relationships which refocuses and accelerates our go-to-market strategy and is expected to drive growth through annual recurring revenues.

-	Arqit and Fortinet announced the integration of Arqit’s QuantumCloud™ with the Fortinet Fortigate series of Next Generation Fire Walls. This integrated solution enables unbreakable quantum-safe encrypted connectivity between customer locations keeping safe data both at rest and in transit. Fortinet has made the integrated product available to its global customers.

-	Arqit and Amazon Web Services Partner Network announced the integration of QuantumCloud™ with Amazon S3, an object storage service used by millions of customers of all sizes and industries that offers industry-leading availability, security and performance, and virtually unlimited scalability. Today, Amazon S3 contains more than 200 trillion objects. The integration of QuantumCloud™ with S3 will allow AWS customers to protect their data against attacks today and the future quantum threat.

-	Arqit announced that it has signed with Dell Technologies a “Dell OEM Engineered Solutions Pilot Agreement”. Arqit’s QuantumCloud™ software will be preloaded on selected Dell hardware devices, enabling Dell sales teams to sell the combined hardware and software as a single SKU to address existing and new customer needs. The initial target market is the US Federal Government, including the Department of Defense, the Federal Civilian Agencies and the Intelligence Community. Dell sales teams will be able to offer Arqit QuantumCloud™ software and Arqit sales teams will be able to offer Dell hardware and services in their sales portfolios.

•	Arqit’s symmetric key agreement technology has been selected as part of the potential technology solution for two U.S. Government programs of record. The contracts were expected to be signed in fiscal year 2022 but slipped into October. Revenue is expected to be booked in the current fiscal year.

•	Launched the first phase of a digital asset strategy focused initially on securing digital trade finance. Arqit has signed a contract with Traxpay GmBH, a leader in supply chain finance, to deploy our technology into Traxpay’s supply chain platform to secure supplier and buyer transactions. The U.K., Singapore and other leading trade finance nations have passed, or have pending, legislation authorizing digital trade finance documentation for use. Trade finance is a $17 trillion annual market which is supported by documentation which now can be digital and must be secured. We believe that Arqit has launched the first digital asset to be fully compliant with these new laws which emphasize necessary “tamper proof” cyber security.

•	Announced in partnership with Sovereign Cloud Australia Pty Ltd (“AUCloud”), a leader in sovereign infrastructure-as-a-service, the general availability of the Asia Pacific region’s first quantum safe symmetric key agreement software. Powered by Arqit’s QuantumCloud™, the service is available to governments and enterprises from AUCloud as a platform-as-a-service, enabling quantum-safe encryption capability for the Australian market and near-region customers.

•	Signed a contract with Nine23 Ltd, a cyber security solutions provider for U.K. regulated and compliant sectors, to deploy Arqit’s QuantumCloud™ symmetric key agreement software on Nine23’s U.K. Sovereign Secure Private Cloud infrastructure. Arqit and Nine23 will work together to address U.K. government and defence customers looking to improve the security of their infrastructure against cyberattacks. Service is available through the U.K. government G-Cloud 13 digital market place.

•	Arqit was recognized with two awards: the Innovation in Cyber Award for 2022 at The National Cyber Awards and the Cyber Software Company of the Year at the Cyber Security Awards.

Management Commentary

“In its first full year of commercial operation, Arqit has independently validated that its software is unique in delivering zero trust and quantum safe encryption at large scale and with great ease of implementation and as a result has secured a pathway to success by onboarding a number of major technology channel partners,” said David Williams, Arqit Founder, Chairman and Chief Executive Officer. “Through innovation and better understanding of how customers want to consume our products, our go-to-market strategy is maturing and we are able to enter the scaled execution phase with confidence.

“As we separately announced today, innovation in the delivery of replicated randomness to data centres globally has eliminated the need for satellite distribution within our tech stack. This development is not only expected to have a positive impact on Arqit’s future financial results, it allowed us to reconsider our role in building satellites for third parties, particularly government and military customers. Going forward for these customers, who are interested in the unique properties which the satellite distribution method offers in sovereign, on-premises control of key agreement and eavesdropper detection, we will license our patented ARQ19 satellite technology to build their own satellites and they will then purchase a QuantumCloud™ licence from Arqit. This provides further cashflow management benefits to the company while allowing government customers the benefit of supporting national industrial bases by constructing satellite assets themselves.

“The independent validation of our security proof in May of this year was a seminal event for the company. The security proof written by our own chief cryptographer Dr Daniel Shiu was independently assured by the Centre of Excellence in Cyber Security at the University of Surrey and PA Consulting. We have provided confidential briefs of the independent assurance report to leading prospective customers and partners and have seen an acceleration of interest in our product by global technology vendors and governments as a result. Our recently announced partnerships with leading technology vendors have occurred sooner than we expected and we are hopeful of securing additional significant channel global partnerships during the current fiscal year. Although there is no certainty about the scale and timing of revenue ramp up of our new strategy, we anticipate that generating annual recurring revenues through channel partnerships with global vendors will ultimately result in more consistent and predictable results compared with selling enterprise licenses.

“The adoption and integration of our symmetric key agreement software into the products and solutions of such global players as Fortinet, Dell and AWS has clarified two major strategic questions – how customers want to consume our product and how to reach those customers. Generally, it is easier for end customers to consume our technology through integration with products that they already use and are now upgraded to become quantum safe. Partnering with such leading technology vendors allows end users to do just that. Our new technology partners have massive installed user bases that are addressable by integrated Arqit secured products. This represents a fast lane to reaching large numbers of potential end users of our product and building future annual recurring revenues.

“We prioritized a significant portion of our finite resources to capture this go-to-market strategy in fiscal year 2022, rather than focussing on the more tactical enterprise licence sales. Fulfilling the opportunity with channel partners will be a key focus for 2023. We will continue to generate enterprise licence sales with certain defence customers but the business model is now set for annual recurring revenue generation from our QuantumCloudTM platform-as-a-service integrated with major technology vendors.

“We remain excited about and committed to the government market. We had anticipated booking several government contracts in fiscal year 2022 which slipped into the current fiscal year. Being named as part of two U.S. Government programs of record points to broader adoption opportunities which we are actively pursuing. Our partnerships with AUCloud and Nine23 represent additional vectors for addressing government customers through infrastructure-as-a-service vendors.

"Whilst the macro environment is tough for most, this and the effect of war have extended sales cycles generally. However, the commitment of governments, companies and boards to maintain and increase cybersecurity budgets remains firm. We are also pleased to see the National Institute of Standards and Technology stating its belief that symmetric key agreement is the best form of post quantum cryptography. Our symmetric key agreement software is well positioned to deliver stronger, simpler encryption as a fundamental part of the zero trust strategy of the world’s biggest vendors, and the enterprises and governments that they serve.”

Fiscal Year 2022 Financial Highlights

Arqit commenced commercialisation and began generating revenue in the second half of the fiscal year ended 30 September 2021. Therefore, comparison of our results for the full fiscal year ended 30 September 2022 to prior periods may not be meaningful for all financial metrics.

•	Generated $20 million in revenue and other operating income as compared to $48 thousand in fiscal year 2021.

•	QuantumCloudTM revenue totalled $7.2 million for the period from 5 contracts, including Virgin Orbit and AUCloud which represent the vast majority of such revenue.

•	Other operating income of $12.8 million resulted from Arqit’s project contract with the European Space Agency.

•	Administrative expenses[1] for the period were $72.2 million versus $14.6 million for fiscal year 2021. Employee costs represented a significant portion of the increase due to headcount additions during the period. Headcount increased to 145 from 73 at the beginning of the period. $22.9 million of the increase reflects a non-cash charge for share based compensation.

•	Operating loss for the period was $52.1 million versus a loss of $172.6 million for fiscal year 2021.

•	Profit before tax was $65.1 million. Adjusted loss before tax was $52.3 million[2] which in management’s view reflects the underlying business performance once the non-cash change in warrant value is deducted from profit before tax.

•	During the period, 1,852,736 warrants were exercised with cash proceeds to Arqit of $21.3 million.

1 Administrative expenses are equivalent to operating expenses.

2 Adjusted loss before tax is a non-IFRS measure. For a discussion of this measure, how its calculated and a reconciliation to the most comparable measure calculated in accordance with IFRS, please see “Use of Non-IFRS Financial Measures” below.

•	Ended the period with a cash balance of $49.0 million versus a cash balance of $87.0 million as of Arqit’s 30 September 2021 fiscal year end.

•	During the period restricted share units were granted under Arqit’s equity incentive plan. A total of 2,686,071 restricted share units have been granted to employees, officers and directors under the plan. During the period no shares granted under the plan vested. Vesting has commenced in the current fiscal year.

-ends-

Conference Call Information

Arqit will host a conference call at 11:00 a.m. ET / 8:00 a.m PT on 14 December 2022 with the Company’s Founder, Chairman and CEO, David Williams, and CFO, Nick Pointon. A live webcast of the call will be available on the “News & Events” page of the Company’s website at ir.arqit.uk. To access the call by phone, please go to this link (registration link) and you will be provided with dial in details. To avoid delays, we encourage participants to dial into the conference call fifteen minutes ahead of the scheduled start time. A replay of the webcast will also be available for a limited time at ir.arqit.uk.

About Arqit

Arqit supplies a unique quantum safe encryption Platform-as-a-Service which makes the communications links or data at rest of any networked device or cloud machine secure against current and future forms of attack – even from a quantum computer. Arqit’s product, QuantumCloud™, enables any device to download a lightweight software agent, which can create encryption keys in partnership with any number of other devices. The keys are computationally secure, optionally one-time use and zero trust.  QuantumCloud™ can create limitless volumes of keys in limitless group sizes and can regulate the secure entrance and exit of a device in a group. Arqit believes it is the only company in the market to have achieved Independent Assurance Review of its Security Proof demonstrating that the software can produce encryption keys which are zero trust and provably secure, i.e. permanently safe against attack from even a full scale quantum computer. This review was conducted by the GCHQ Accredited Centre of Excellence in Cyber Security at the University of Surrey. The addressable market for QuantumCloud™ is every connected device.  Arqit was recently awarded the Innovation in Cyber award at the National Cyber Awards.

Media relations enquiries:

Arqit: contactus@arqit.uk

FTI Consulting: scarqit@fticonsulting.com

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Gateway: arqit@gatewayir.com

Use of Non-IFRS Financial Measures

Arqit presents adjusted loss before tax, which is a financial measure not calculated in accordance with IFRS. Although Arqit's management uses this measure as an aid in monitoring Arqit's on-going financial performance, investors should consider adjusted loss before tax in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with IFRS. Adjusted loss before tax is defined as loss before tax excluding change in fair value of warrants, which is non-cash. There are limitations associated with the use of non-IFRS financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. There can be no assurance whether (i) items excluded from the non-IFRS financial measures will occur in the future, or (ii) there will be cash costs associated with items excluded from the non-IFRS financial measures. Arqit compensates for these limitations by using adjusted loss before tax as a supplement to IFRS loss before tax and by providing the reconciliation for adjusted loss before tax to IFRS loss before tax, as the most comparable IFRS financial measure.

IFRS and Non-IFRS loss before tax

Arqit presents its consolidated statement of comprehensive income according to IFRS and in line with SEC guidance. Consequently, the changes in warrant values are included within that statement in arriving at profit before tax. The changes in warrant values are non-cash. After this adjustment is made to Arqit’s IFRS profit before tax of $65.1 million, Arqit’s non-IFRS adjusted loss before tax is $52.3 million, as shown in the reconciliation table below.

Year end 30 September 2022 $’000
Profit before tax on an IFRS basis	$65,075
Change in fair value of warrants	(117,394)
Adjusted loss before tax	$(52,319)

The change in fair value of warrants arises as IFRS requires our outstanding warrants to be carried at fair value within liabilities with the change in value from one reporting date to the next being reflected against profit or loss in the period. It is non-cash and will cease when the warrants are exercised, are redeemed, or expire.

Other Accounting Information

As of 30 September 2022, we had $45.3 million of total liabilities, $10.6 million of which related to our outstanding warrants, which are classified as liabilities rather than equity according to IFRS and SEC guidance.  The warrant liability amount reflected in our consolidated statement of financial position is calculated as the fair value of the warrants as of 30 September 2022.  Our liabilities other than warrant liabilities were $34.7 million, and we had total assets of $123.9 million including cash of $49.0 million.

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against the Arqit related to the business combination, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to convert its pipeline into contracts or orders in backlog into revenue, (vi) the potential inability of Arqit to successfully deliver its operational technology, (vii) the risk of interruption or failure of Arqit’s information technology and communications system, (viii) the enforceability of Arqit’s intellectual property, and (ix) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on 14 December 2022 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.